UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2
(Amendment No. 1 )*

Frontier Investment Corp.
(Name of Issuer)

Class A Ordinary Stock
(Title of Class of Securities)

KYG368161173
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[*] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. KYG368161173

1. NAME OF REPORTING PERSONS
Standard Chartered Bank

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) []
(b) []

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

	5. SOLE VOTING POWER
		0

	6. SHARED VOTING POWER
		1,980,000

	7. SOLE DISPOSITIVE POWER
		0

	8. SHARED DISPOSITIVE POWER
		1,980,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(SEE INSTRUCTIONS) []

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

ISIN No. KYG368161173

1. NAME OF REPORTING PERSONS
Standard Chartered Holdings Limited

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) []
(b) []

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
	5. SOLE VOTING POWER
		0

	6. SHARED VOTING POWER
		1,980,000

	7. SOLE DISPOSITIVE POWER
		0

	8. SHARED DISPOSITIVE POWER
		1,980,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(SEE INSTRUCTIONS) []

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

ISIN No. KYG368161173

1. NAME OF REPORTING PERSONS
Standard Chartered PLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) []
(b) []

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
	5. SOLE VOTING POWER
		0

	6. SHARED VOTING POWER
		1,980,000

	7.SOLE DISPOSITIVE POWER
		0

	8. SHARED DISPOSITIVE POWER
		1,980,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

Item 1(a). Name of Issuer: Frontier Investment Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:
P.O. Box 309 Ugland House, Grand Cayman, Grand Cayman Islands
E9KY1-1104

Item 2. Names of Persons Filing:

This Schedule 13G is being filed on behalf of the following:

(i) Standard Chartered Bank, a bank organized under the law of England and Wales (the "Bank")
(ii) Standard Chartered Holdings Limited, a United Kingdom corporation ("Holdings")
(iii) Standard Chartered PLC, a United Kingdom corporation
("Parent")

Holdings is the sole shareholder of the Bank and Parent is the sole shareholder of Holdings.
The Bank, Holdings, and Parent are hereafter referred to collectively as the "Reporting
Persons".


The address of the principal business office of the Bank is 1
Basinghall Avenue, London
United Kingdom EC2V 5DD

The address of the principal business office of Holdings is 1
Basinghall Avenue, London
United Kingdom EC2V 5DD

The address of the principal business office of Parent is 1
Basinghall Avenue, London United
Kingdom EC2V 5DD

The title and class of securities is Class A Ordinary Stock.

ISIN No. KYG368161173

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [] Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o);

(b) [*] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
78c);

(c) [] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);*

(f) [] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [*] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);**

(h) [] A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act (15 U.S.C. 80a-3);

(j) [] A non-U.S. institution in accordance with 240.13d-
1(b)(1)(ii)(J);

(k) [] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If
filing as a non-U.S. institution in accordance with 240.13d-
1(b)(1)(ii)(J), please specify the type of institution:
____________.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information provided in the respective cover pages of the Reporting Persons is hereby incorporated by reference. The percentage ownership is based on 20,000,000 shares of Class A Ordinary Stock Outstanding as of November 12, 2021, as reported in the Form 10-
Q filed by the Issuer on November 15, 2021. The shares of Class A Ordinary Stock are held in the form of Units, consisting of one share of Class A Ordinary Stock and one-third of one redeemable warrant. The warrants are not currently exercisable.


Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person:

N/A.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company or Control Person:

N/A.

Item 8. Identification and Classification of Members of the
Group:

N/A.

Item 9. Notice of Dissolution of Group:

N/A.

Item 10. Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10. 2022

Standard Chartered Bank

By:
Name: Alison Bibby
Title: Attorney

Standard Chartered Holdings Limited

By:
Name: Andrew Green
Title: Company Secretary

Standard Chartered PLC

By:
Name: Alison Bibby
Title: Attorney

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 10, 2022

Standard Chartered Bank

By:
Name: Alison Bibby
Title: Attorney

Standard Chartered Holdings Limited

By:
Name: Andrew Green
Title: Company Secretary

Standard Chartered PLC

By:
Name: Alison Bibby
Title: Attorney